UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64658/June 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14376

In the Matter of	:	
	:	
DIVERSIFIED INVESTORS CORP.	:	
(N/K/A DIVERSE HOLDINGS CORP.),	:	ORDER MAKING FINDINGS
DREW RESOURCES, INC.	:	AND REVOKING
(N/K/A GALLOWAY ENERGY, INC.),	:	REGISTRATIONS BY DEFAULT
DTI MEDICAL CORP.,	:	AS TO FOUR RESPONDENTS
DTLL, INC.	:	
(N/K/A SOLSTICE RESORTS, INC.), and	:	
DUNN'S SUPPLY STORE, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 10, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP by May 16, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due by May 30, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.

Drew Resources, Inc. (n/k/a Galloway Energy, Inc.) (Drew Resources), DTI Medical Corp. (DTI Medical), DTLL, Inc. (n/k/a Solstice Resorts, Inc.) (DTLL), and Dunn's Supply Store, Inc. (Dunn's Supply) (collectively Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Drew Resources (CIK No. 1110448) is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Drew Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of over $13,000 for the prior three months. As

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[1] The proceeding has ended as to Respondent Diversified Investors Corp. (n/k/a Diverse Holdings Corp.). See Diversified Investors Corp., Exchange Act Release No. 64641 (June 10, 2011).

of May 3, 2011, the company's stock (symbol "GWGI") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DTI Medical (CIK No. 718247) is an expired Utah company located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DTI Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of over $32,000 for the prior nine months. On May 12, 1998, DTI Medical filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Texas, and the case was terminated on July 21, 1998. As of May 3, 2011, the company's stock (symbol "DTIM") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DTLL (CIK No. 356767) is an inactive Minnesota corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DTLL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2007, which reported a net loss of over $2.6 million for the prior nine months. As of May 3, 2011, the company's stock (symbol "SOSR") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dunn's Supply (CIK No. 916357) is a dissolved Tennessee corporation located in Grand Junction, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dunn's Supply is delinquent in its periodic filings with the Commission, having not filed any compliant periodic reports since it filed a Form 10-K for the period ended May 31, 1996, which reported a net loss of over $1.45 million for the prior twelve months. As of May 3, 2011, the company's stock (symbol "DUNS") was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rules 15c211(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Drew Resources, Inc. (n/k/a Galloway Energy, Inc.), DTI Medical Corp., DTLL, Inc. (n/k/a Solstice Resorts, Inc.), and Dunn's Supply Store, Inc. are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge